Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended
(Dollars in Millions)	Apr 2, 2016	Mar 28, 2015
Earnings[1]	$2,549	$2,766
Adjustments:
Add - Fixed charges	240	131
Subtract - Capitalized interest	(22)	(81)
Earnings and fixed charges (net of capitalized interest)	$2,767	$2,816

Fixed charges:
Interest[2]	$208	$42
Capitalized interest	22	81
Estimated interest component of rental expense	10	8
Total	$240	$131

Ratio of earnings before taxes and fixed charges, to fixed charges	12x	21x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.